CUSIP No. 88409C105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

thinkorswim Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88409C105

(CUSIP Number)

thinkorswim Group Inc.

45 Rockefeller Plaza Suite 2012

New York NY 10111

Copy to:

Leslie J. Weiss

Barnes & Thornburg LLP

One North Wacker Drive

Chicago, Illinois 60606

(312) 357-1313

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

January 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 88409C105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott Sheridan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 4,653,400 shares
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 4,653,400 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,653,400 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%*
14	TYPE OF REPORTING PERSON IN
*	Calculated based on 66,499,785 shares of common stock outstanding as of November 3, 2008 as reported by the Company in its Form 10-Q filed November 6, 2008.

CUSIP No. 88409C105

SCHEDULE 13D/A

thinkorswim Group Inc.

Filed by Scott Sheridan

This Amendment No. 1 on Schedule 13D/A (“Amendment No. 1”) is being filed by Scott Sheridan (the “Reporting Person”) to amend and supplement the Schedule 13D originally filed on February 23, 2007 (the “Original Schedule 13D”), by the Reporting Person. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This statement on Schedule 13D/A relates to the shares of common stock, par value $.01 per share of thinkorswim Group Inc., a Delaware corporation (the “Company” or the “Issuer”). The Company’s principal executive office is located at 45 Rockefeller Plaza, Suite 2012 New York, New York 10111.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended to add the following supplemental information:

On January 8, 2009, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TD AMERITRADE Holding Corporation, a Delaware corporation (“Parent”), Tango Acquisition Corporation One, a Delaware corporation and wholly-owned subsidiary of Parent, Tango Acquisition Corporation Two, a Delaware corporation and wholly-owned subsidiary of Parent, and the Company. In connection with the execution of the Merger Agreement, and to induce the Parent to enter into the Merger Agreement, Reporting Person entered into a Voting Agreement (the “Voting Agreement”) with Parent dated January 8, 2009, pursuant to which Reporting Person has agreed to vote all shares of Common Stock beneficially owned by him in favor of the Merger Agreement. Reporting Person has appointed Parent as the sole and exclusive attorney and proxy, with full power of substitution and resubstitution, to vote the shares of Common Stock beneficially owned by him in favor of the Merger Agreement. Reporting Person did not receive additional consideration in connection with the execution and delivery of the Voting Agreement.

A copy of the Voting Agreement between Scott Sheridan and Parent is filed as Exhibit 99.1 hereto. The descriptions of the Voting Agreement included in this Schedule 13D/A is qualified in their entirety by reference to the filed exhibit.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following supplemental information:

Item 3 is hereby incorporated in this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

CUSIP No. 88409C105

Item 3 is hereby incorporated in this Item 5 by reference.

The Reporting Person is deemed to beneficially own 4,653,400 shares of Common Stock, which includes 4,390,903 shares of Common Stock owned individually, 24,857 shares held by the Scott Sheridan Trust, and options to purchase 237,640 additional shares of Common Stock that are exercisable within the 60 days of January 8, 2009. Such shares of Common Stock and options represent 7.0% of the Company’s outstanding capital stock as of January 8, 2009.

As a result of the Voting Agreement, Reporting Person may be deemed to have shared voting and dispositive powers with respect to 4,628,543 of the shares identified above. Reporting Person also has shared voting power and dispositive power with respect to 24,857 of the shares identified above with the co-trustees of the Trust, Beth Kurensky and Marc Sheridan.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following supplemental information:

Item 3 is hereby incorporated in this Item 6 by reference.

Also pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, Reporting Person has agreed that until termination of the Voting Agreement, Reporting Person shall not Transfer (as defined in the Voting Agreement) any shares of stock beneficially owned by Reporting Person. The Voting Agreement is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to the filed exhibit.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1     Voting Agreement, dated as of January 8, 2009, by and between Parent and Scott Sheridan.

CUSIP No. 88409C105

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2009

/s/ Scott Sheridan
Scott Sheridan